Morgan Stanley China A Share Fund, Inc.

522 Fifth Avenue

New York, NY 10036

May 15, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry L. Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley China A Share Fund, Inc.
File Numbers 811-21926 & 333-158106

Dear Mr. Greene:

Thank you for your comment letter dated April 28, 2009 regarding the registration statement on Form N-2 for Morgan Stanley China A Share Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission on March 19, 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Pre-Effective Amendment No. 1 to the registration statement, which will be filed via EDGAR on or about May 15, 2009.

General

Comment 1.                  Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998).  Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements.  For example:

•      define the term “Exercising Rights Holders”,

•      explain to the staff why an Exercising Rights Holder would be due a refund as mentioned under the sub-caption “Payment for Shares,” and

•      clarify the meaning of the following terms, “equitize cash,” and “amount equal to the aggregate market value of the credit default swaps.”

Response 1.  The term “Exercising Rights Holder” has been defined in the registration statement.  In addition, an Exercising Rights Holder would be due a refund, as mentioned under the sub-caption “Payment for Shares,” in the event that the Estimated Subscription Price is greater than the actual Subscription Price determined at the close of the Subscription Period.  We have added clarifying disclosure to this effect to the registration statement.  Lastly, we have revised the registration statement accordingly to clarify the meaning of the terms “equitize cash” and “amount equal to the aggregate market value of the credit default swaps.”

Comment 2.                  We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response 2.  The Fund acknowledges its responsibility to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Comment 3.                  Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering.  In particular, your response should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff’s view that there should be a specific intended use for the offering proceeds and disclose it under the caption “Use of Proceeds.”  Further, to the extent such offerings are made below net asset value, your response should be consistent with an understanding that they are designed for exceptional and not routine circumstances.

You should also disclose the benefits accruing to third parties from the expected increase in Fund assets and the inherent conflict such offering pose for the adviser or other affiliates.

Response 3.  In deciding whether to make a rights offering, the Fund’s directors considered a variety of factors, including, but not limited to, the use to be made of the proceeds from the offering and the return to stockholders therefrom; the extent of any dilution for nonparticipating stockholders; the terms of the proposed offering; the size of the offering in relation to the number of shares outstanding; the effect of the offering on the Fund’s expense ratio; and the size of the current premium of price to net asset value.  The disclosure under the section entitled “Use of Proceeds” has been revised to indicate that the net proceeds of the rights offering will be invested in B-shares, H-shares, shares of Red Chip companies, shares of China-related companies, exchange-traded funds and participation notes in accordance with the Fund’s investment goal and policies.  It is further noted that, pending the investment of such proceeds, the proceeds may be invested in short-term debt securities.  In addition, the Fund’s prospectus currently states under the section entitled “Purpose of the Offer” that the Adviser, Sub-Adviser and Administrator will benefit from the offer because their fees, which are based on average net assets of the Fund, will increase and includes the estimated amount of additional fees that each entity would receive if the offer is completed.

Prospectus Cover

Comment 4.                  Disclosure on the cover and various other places indicates that certain “investments will be deemed to be counted towards the Fund’s 80% policy to the extent that these investments are linked to the performance of China A-shares.”  Such investments include warrants, structured investments, strategic transactions, and the securities and instruments listed under the caption “Prospectus Summary—Use of Proceeds.”  Disclose how closely linked these securities are to China A Shares.  Please advise the staff whether the link may include a negative correlation.

Response 4.  In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from warrants, structured investments, exchange-traded funds or other strategic transactions (as defined in the registration statement) to its 80% “names rule” basket only if the exposure has economic characteristics similar to the performance of China A-shares.  We have revised the Fund’s disclosure to more closely adhere to the Commission’s guidance on this point.

Comment 5.                  Disclosure sub-captioned “Risks of Investing in Chinese Companies” indicates that: “These risks may be more pronounced for the A-share market than for Chinese securities markets generally.”  Explain why that would be the case.

Response 5.  As discussed further under the section entitled “Risk Factors and Special Considerations—Risks Associated with Investments in Chinese Companies—Investments in A-Shares” in the registration statement, in China, the A-shares of an issuer may only trade on one exchange.  A-shares may be listed on either the Shanghai or Shenzhen Stock Exchanges.  The Shanghai and Shenzhen Stock Exchanges are substantially smaller, less liquid and more volatile than the major securities markets in the United States.  In addition, because restrictions on foreign investment in the A-share market continue to exist and thus capital, at time is unable to flow freely into the A-share market, it is possible that in the event of a market disruption, the liquidity of the A-share market and trading prices of A-shares could be more severely affected than the liquidity and trading prices of markets where securities are freely tradable and capital therefore flows more freely.  We have included a cross-reference on the cover page of the prospectus to the section which contains additional disclosure regarding the risks associated with investment in A-shares.

Comment 6.                  Disclosure in the second paragraph states that: “The information set forth in this prospectus regarding China, its economy, and the Shanghai, Shenzhen, Hong Kong and Singapore Stock Exchanges has been extracted from various government and private publications.  The Fund and its Board of Directors (the “Board”) have not attempted to verify the statistical information presented in this prospectus.”  The statement appears overly broad and should be revised to limit its impact.

Response 6.  We respectfully acknowledge the Staff’s comment; however, in response to a comment received from the Staff in a letter dated August 21, 2006 with respect to the Fund’s initial N-2 filing, we deleted disclosure from the registration statement which stated “The Fund and its Board of Directors make no representation as to the accuracy of such information” and included the above underlined phrase.  We believe that the disclosure in the registration statement is not overly broad because it states that the information set forth in the Prospectus regarding China, its economy, and the Shanghai, Shenzhen, Hong Kong and Singapore Stock Exchanges has been extracted from various government and private publication.

Prospectus

Comment 7.                  Explain to the staff the impact of the 25% provision under the caption “Prospectus Summary—Over-Subscription Privilege.”  Further, confirm that the column captioned “Amount Being Registered” in the table on the facing page includes the additional shares referenced herein.

Response 7.  As further disclosed in the section entitled “Risk Factors and Special Considerations—Risks Related to the Offer” if a stockholder does not submit a subscription request pursuant to the Over-Subscription Privilege, he or she may experience dilution of ownership and voting, as well as dilution of his or her share of any distributions made by the Fund, if the Fund offers additional shares for subscription.  In addition, the column captioned “Amount Being Registered” in the table on the facing page does include the additional shares reference in the registration statement.

Comment 8.                  Disclosure sub-captioned “Use of Proceeds” indicates that the Fund may invest in open- and closed-end investment companies.  If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response 8.  We respectfully acknowledge your comment; however, we believe that the current disclosure is adequate based on the types of unregistered funds in which the Fund intends to invest.

Comment 9.                  The fee table paragraph just ahead of the first footnote states that: “The figures provided under “Other Expenses” are calculated on the basis of the Fund’s asset size after taking into account the estimated net proceeds of the offering assuming it is fully subscribed.”  Please confirm that the underlined term does not include the additional 25% of shares of an oversubscription.  In light of the Fund’s planned investments in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]).

Response 9.  The figures provided under “Other Expenses” in the fee table are calculated on the basis of the Fund’s asset size after taking into account the estimated net proceeds of the offering assuming the offering is fully subscribed; however, such calculation does not include the additional 25% of shares of an oversubscription.  The disclosure has been revised accordingly to reflect the exclusion of the Over-Subscription Privilege from the calculation of “Other Expenses.”  In addition, the line item entitled “Acquired Fund Fees and Expenses” has been added.

*              *              *              *              *              *              *              *              *              *              *

The Fund acknowledges that portions of the filing are incomplete and that the Staff may have additional comments on such portions when they are completed in a pre-effective amendment, including on disclosures made in response to this letter, on information supplied in this response letter, or on exhibits added in any pre-effective amendments.

The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Fund’s registration statement.

The Fund acknowledges that it  must review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

The Fund acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff are to be certain that they have provided all information investors require for an informed decision.  In addition, the Fund acknowledges that since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6988 or Allison M. Harlow of Clifford Chance US LLP at (212) 878-4988.  Thank you.

Best regards,

/s/ Mary E. Mullin

Mary E. Mullin